

February 7, 2013

<u>Via E-Mail</u>

Howard Millar
Deputy Chief Executive, Chief Financial Officer
Ryanair Holdings plc
c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland

> **Re:** **Ryanair Holdings plc**
> **Form 20-F for Fiscal Year Ended March 31, 2012**
> **Filed July 31, 2012**
> **File No. 000-29304**

Dear Mr. Millar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2012</u>

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>Liquidity and Capital Resources</u>

1. Please include a comparative analysis of the two earliest years presented in the statements of cash flows (e.g., between fiscal 2011 and 2010), particularly in regard to net cash inflows of operating activities, net cash flows of investing activities, net cash flows of investing activities and capital expenditures.

2. In regard to the comparative analysis for net cash flows of operating activities, please discuss the significant factors, quantified as appropriate, that caused the cash flow to vary between periods. For example, we note that net cash flows of operating activities for fiscal 2012 increased over 29% compared to fiscal 2011, but there is no discussion that explains the

increase. Your analysis of the variance in operating cash flows should focus on the factors in terms of cash (i.e., that directly affect cash) and any associated underlying drivers of these factors. In this regard, please note that references to results of operations, recorded on an accrual basis, and changes in working capital line items on the balance sheets may not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operating activities. For further guidance, please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Notes to Consolidated Financial Statements
Revenues, page F-15

3. We note your disclosure that during fiscal year 2012, changes in estimates related to the timing of revenue recognition for unused passenger tickets were made, resulting in increased revenue of €65.3 million. Please provide us with a detailed description of the facts and circumstances that resulted in these changes in estimates.

Note 5. Derivative Financial Instruments, page F-21

4. Please revise the first table on page F-24 to indicate whether the amounts are positive or negative adjustments to income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief